SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 13, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release   ANGLOGOLD ASHANTI ANNOUNCES FURTHER CHANGES TO THE COMPANY'S SENIOR MANAGEMENT TEAM



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

13 December 2007

AGA17.07

ANGLOGOLD ASHANTI ANNOUNCES FURTHER CHANGES TO THE COMPANY'S SENIOR MANAGEMENT TEAM

AngloGold Ashanti today announced further changes to the company's senior management team. Consistent with the focus on improving operating performance CEO Mark Cutifani confirmed the establishment of a decentralised regional operating structure with Robbie Lazare (Africa), Ron Largent (Americas) and Graham Ehm (Australia) as the accountable Executive Vice Presidents for the operating regions, reporting direct to the CEO. This move is designed to further strengthen the focus on delivering safety improvement and operating efficiencies. In addition the following have been appointed to the roles of Executive Vice Presidents: Charles Carter (Business Strategy), Richard Duffy (Business Development), Peter Rowe (Business Effectiveness), Thero Setiloane (Sustainability), Nigel Unwin (Organisational Development).

These operational and functional EVPs, together with Mark Lynam (Treasurer) and Yedwa Simelane (Compliance and Corporate Administration), are members of the company's Executive Committee. Mark Cutifani and Srinivasan Venkatakrishnan (CFO) will remain the only Executive Directors and will also be members of the Executive Committee.

In respect of the management structure for operations in Africa, two decentralised teams reporting to Robbie Lazare are being established. Johan Viljoen has been appointed Regional Head for Southern Africa and will establish a lean technical and services team based in Potchefstroom. In respect of West Africa, Christian Rampa Luhembwe has been appointed Regional Head for West Africa and will establish a similar technical and services team based in Accra. These changes will involve ongoing restructuring and downsizing to the corporate services provided from Johannesburg.

The company also announced that Brent Horochuk, managing Director at Geita Gold Mine in Tanzania, will be leaving the company. Richard Le Sueur, formerly manager of the Morila joint venture in Mali, will be appointed managing Director at Geita Gold Mine as from early January. Richard Le Sueur will report direct to Robbie Lazare.

Commenting on the management changes, CEO Mark Cutifani said "I have reconstituted the executive leadership team to focus on business strategy and the associated framework for change and operational improvement. Our first order of business must be to rebuild our business strategy to focus on improving the generation of value for our shareholders. Consistent with delivering improved value we must ensure that we are delivering on our commitments. This is the start of a process to realise the full potential of our people and assets. While we currently have some underperforming operations, such as Geita, I am confident that with the right support to new management on the ground we will start to see the kind of performance that I expect from the business."

Queries

South Africa	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637-6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 350 0757	afine@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 13, 2007

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary